UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NTS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62943B 10 5
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d–1(b) [X] Rule 13d–1(c) [ ] Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 62943B 10 5	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 62943B 10 5	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Robert Averick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 62943B 10 5	13G	Page 4 of 10 Pages

Item 4	Ownership:
As of December 31, 2013:
	1.	Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	(a)	Amount Beneficially Owned:
-0-
	(b)	Percent of Class:
0%
	(c)	Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
-0-
	2.	Robert Averick
	(a)	Amount Beneficially Owned:
-0-
	(b)	Percent of Class:
0%
	(c)	Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
-0-

CUSIP No. 62943B 10 5	13G	Page 5 of 10 Pages

	(iii)	Sole power to dispose or direct the disposition:
-0-
	(iv)	Shared power to dispose or direct the disposition:
-0-

Item 5	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☑.

CUSIP No. 62943B 10 5	13G	Page 6 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	February 14, 2014

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
/s/ Robert Averick
Robert Averick

CUSIP No. 62943B 10 5	13G	Page 7 of 10 Pages

Exhibit Index

		Page No.

A.	Joint Filing Agreement, dated as of September 30, 2011, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, and Robert Averick.	8

B.	Power of Attorney, dated as of February 10, 2012, granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci.	9

CUSIP No. 62943B 10 5	13G	Page 8 of 10 Pages

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:	September 30, 2011

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
/s/ Robert Averick
Robert Averick

CUSIP No. 62943B 10 5	13G	Page 9 of 10 Pages

Exhibit B
Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of NTS, Inc. (formerly known as Xfone, Inc.) (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Anthony M. Roncalli and Frank S. Vellucci, and each of them the undersigned's true and lawful attorney-in-fact to:

1.       Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.       Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.       Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

CUSIP No. 62943B 10 5	13G	Page 10 of 10 Pages

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of February 10, 2012.

/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler